Room 4561

August 18, 2006

Mr. Krish Panu
President and Chief Executive Officer
@Road, Inc.
47071 Bayside Parkway
Fremont, CA 94538

> **Re:** **@Road, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarter Ended June 30, 2006**
> **File No. 000-31511**

Dear Mr. Panu:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years Ended December 31, 2005, 2004 and 2003

Benefit from Income Taxes, page 36

1.   We note your disclosure that for the year ended December 31, 2005, you determined that a previous valuation allowance established against your deferred tax assets was no longer necessary. Your conclusions were based on your

evaluation of current evidence and the corresponding effect on your estimate of future taxable income. Accordingly, you reversed your deferred tax valuation allowance in the amount of approximately $42.9 million, of which approximately $36.1 million was recorded as a benefit in the statement of operations. SFAS 109, paragraph 25, requires that all available evidence both positive and negative should be considered to determine whether a valuation allowance is needed. Further, it states that the historical information should be supplemented by all currently available information about future years. Tell us the evidence you considered in arriving at your conclusions. We note you recognized an operating loss in fiscal 2005. Explain how that loss impacted your valuation analysis.

2.   Further, we note that a material weakness was identified as it related to your ability to accurately calculate or perform a timely review of the annual tax provision for 2005. Tell us how this material weakness was taken into consideration in determining the timing and recognition of the reversal of the deferred tax valuation allowance.

Item 9A. Controls and Procedures

Disclosure Controls, page 44

3.   We note that "within 90 days prior to the date of filing this report" you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Tell us how you considered Section F of Release No. 33-8238, which changed the evaluation date for disclosure controls to "as of the end of the period" covered by the annual or quarterly reports.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Intangible Assets, page 70

4.   We note that you have assigned an estimated useful life of 10 years to both the core developed technology and the customer relationships acquired in conjunction with the Vidus purchase in February of 2005. Explain to us how the amortization periods were determined. Describe any objective, verifiable and reliable evidence that supports your determinations.

Note 17 Quarterly Financial Data, page 82

5.   Your quarterly financial data does not include cost of sales or gross profit. Tell us how your disclosures comply with Item 302(a)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Notes to Condensed Consolidated Financial Statements

Note 9 – Employee Benefit Plans, page 16

6.   In conjunction with your adoption of SFAS 123R, it appears you have re-evaluated your conclusions previously reached at December 31, 2005, resulting in a reduced volatility assumption and an increase in the expected life, resulting in the recognition of reduced compensation expense. Please tell us more about your decision to re-evaluate your assumptions.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief